Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 25, 2003, we established a website, at www.dhlairborne.com, to provide information regarding the transaction and the parties thereto.

On March 31, 2003, we added the following employee communication information to Airborne’s intranet website:

Additional Q & A’s for Intranet posting on 3/31/03:

Q1. How do I respond if I get questions about this deal from our customers?

A1. This transaction will create a stronger number three competitor in the U.S. market to compete with UPS and Federal Express. The combined company will have the scale, global presence and financial resources to provide customers with a broader product portfolio while maintaining our current high quality of service.

Q2. Is this a merger or acquisition?

A2. DHL is acquiring the non-airline related operations of Airborne.

Q3. What parts of the organization will be considered part of the Airline when it is separated from the rest of the Company?

A3. Generally speaking the airline will consist of the people, aircraft, and equipment needed to operate the airline. The remainder of the company, including ALS Sales and Sky Courier, will be sold to DHL.

Q4. Where is DHL Worldwide Express’ U.S. headquarters located?

A4. Fort Lauderdale, Florida.

Q5. What happens to the Airborne stock in the profit sharing plan?

A5. Airborne’s profit sharing plan will get the same transaction compensation as any other stockholder. When the transaction is completed, we anticipate that the profit sharing plan will receive $21.25 in cash for each share of Airborne stock that the plan holds on the closing date. This value will be allocated to the General Fund within each participant’s account. We also anticipate that the plan will receive an equal number of shares of ABX Air, Inc., stock, which will also be credited to participants’ accounts. Airborne shares represent only a minor portion (less than 10%) of the value of the entire profit sharing fund.

Forward-Looking Statements

Except for historical information, the matters discussed in this employee communication contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this employee communication is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.